Exhibit (a)(9)

PRESS RELEASE

1004 N. Big Spring, Suite 400 Midland, TX 79701 (432) 684-3727 http://www.plll.com	Contact:	Cindy Thomason Manager of Investor Relations cindyt@plll.com

PARALLEL PETROLEUM ANNOUNCES APOLLO AFFILIATES’ COMMENCEMENT

OF CASH TENDER OFFER FOR ALL OUTSTANDING SHARES OF PARALLEL

MIDLAND, Texas, (BUSINESS WIRE), September 24, 2009 – Parallel Petroleum Corporation (NASDAQ:PLLL) today announced that PLLL Holdings, LLC and PLLL Acquisition Co., entities formed for the purpose of acquiring Parallel Petroleum Corporation, have commenced a tender offer to acquire all of the outstanding shares of Parallel’s common stock, including the associated rights to purchase preferred stock (collectively, the “Shares”), for $3.15 per Share in cash, net to holders of Shares without interest and less any applicable withholding taxes. The offer was commenced in accordance with the previously announced Agreement and Plan of Merger, dated as of September 15, 2009, entered into by PLLL Holdings, LLC, PLLL Acquisition Co. and Parallel Petroleum Corporation. PLLL Holdings, LLC and PLLL Acquisition Co. are wholly-owned subsidiaries of an affiliate of Apollo Global Management, LLC, a leading global alternative asset manager. The aggregate value of the proposed transaction is approximately $483 million, excluding transaction fees and expenses.

Upon the successful closing of the tender offer, stockholders of Parallel will receive $3.15 in cash for each Share tendered in the offer, without interest and less any applicable withholding taxes. Following completion of the tender offer, under the terms of the merger agreement, if required, PLLL Acquisition Co. will complete a second-step merger in which any remaining Shares will be converted into the right to receive the same per Share price paid in the tender offer.

The tender offer is conditioned upon, among other things, (i) there being validly tendered and not withdrawn prior to the expiration of the tender offer a number of Shares that represents at least a majority of the then outstanding Shares, and (ii) the waiting period, if required, under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, having expired or been terminated.

Today, PLLL Acquisition Co. and PLLL Holdings, LLC are filing with the Securities and Exchange Commission (the “SEC”) a tender offer statement on Schedule TO that provides the terms of the tender offer. Parallel is also filing with the SEC a solicitation/recommendation statement on Schedule 14D-9 that includes the recommendation of Parallel’s board of directors that Parallel stockholders accept the tender offer and tender their shares to PLLL Acquisition Co. As previously disclosed, the board of directors of Parallel has unanimously approved the transaction.

The tender offer will expire at midnight New York City time on October 22, 2009, unless extended in accordance with the terms of the merger agreement and the applicable rules and regulations of the SEC. The offer to purchase and related documents in connection with the tender offer contain other important terms and conditions with respect to the tender offer and should be carefully reviewed by stockholders.

Comments

Jeffrey Shrader, Parallel’s Chairman of the Board, commented, “As I stated in our September 15, 2009 press release, which announced the Agreement and Plan of Merger, the Board considered a range of potential alternatives, including continuing to operate as an independent entity, the returns and dilution associated with issuing additional equity in a public or private offering, the possibility of the sale of certain assets, and combinations with other merger partners. After conducting an exhaustive evaluation of recapitalization and corporate sale alternatives, our board of directors unanimously concluded, after in-depth consideration, that this transaction with Apollo is in the best interests of our shareholders.”

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Parallel Petroleum Announces Apollo Affiliates’ Commencement

of Cash Tender Offer for All Outstanding Shares of Parallel

September 24, 2009

About Parallel

Parallel Petroleum is an independent energy company headquartered in Midland, Texas, engaged in the exploitation, development, acquisition and production of oil and gas using 3-D seismic technology and advanced drilling, completion and recovery techniques. Parallel’s primary areas of operation are the Permian Basin of West Texas and New Mexico, North Texas Barnett Shale, Onshore Gulf Coast of South Texas, East Texas and Utah/Colorado. Additional information on Parallel is available via the internet at www.plll.com.

About Apollo

Apollo is a leading global alternative asset manager with offices in New York, Los Angeles, London, Singapore, Frankfurt and Mumbai. Apollo had assets under management of over $38 billion as of June 30, 2009, in private equity and credit-oriented capital markets funds invested across a core group of industries where Apollo has considerable knowledge and resources.

Additional Information

This press release is neither an offer to purchase nor a solicitation of an offer to sells shares of Parallel. PLLL Acquisition Co. and PLLL Holdings, LLC will file a tender offer statement with the SEC, and will mail an offer to purchase, forms of letter of transmittal and related documents to Parallel stockholders. Parallel will file with the SEC, and will mail to Parallel stockholders, a solicitation/recommendation statement on Schedule 14D-9. These documents contain important information about the tender offer and stockholders of Parallel are urged to read them carefully when they become available.

These documents will be available at no charge at the SEC’s website at www.sec.gov. The tender offer statement and the related materials may be obtained for free by directing a request by mail to Laurel Hill Advisory Group, 100 Wall Street, 22nd Floor, New York, NY 10005, or by calling toll-free 888-742-1305 or by directing a request by mail to RBC Capital Markets, Three World Financial Center, 200 Vesey Street, 9th Floor, New York, NY 10281, or by calling toll-free 877-652-8914. You may also read and copy the solicitation/recommendation statement and any reports, statements and other information filed by PLLL Acquisition Co. or Parallel with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information on its public reference room.

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